FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of September, 2005

API ELECTRONICS GROUP INC.

(Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated September 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date: September 19, 2005	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and
Director

API Electronics Group Corp.

Consolidated Financial Statements

For the years ended May 31, 2005 and 2004

(Expressed in US Dollars)

Auditors’ Report

To the Shareholders of

API Electronics Group Inc.

We have audited the consolidated balance sheets of API Electronics Group Inc. as at May 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Toronto, Ontario

July 28, 2005

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	May 31 2005	May 31 2004
Assets

Current
Cash and cash equivalents	$1,513,130	$634,058
Marketable securities (Note 2)	329,855	2,144
Accounts receivable	1,427,395	1,028,508
Inventories (Note 3)	3,258,856	3,262,983
Future tax asset (Note 8)	76,000	—
Prepaid expenses	97,360	93,516

	6,702,596	5,021,209
Capital assets (Note 4)	3,080,395	3,000,125
Future tax asset (Note 8)	295,500	293,000
Goodwill	997,611	919,529
Intangible assets (Note 5)	1,570,226	1,943,321

	$12,646,328	$11,177,184

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 6)	$342,090	$128,675
Accounts payable	1,450,502	1,517,304
Deferred revenue	643,028	124,723
Future income tax liability (Note 8)	85,400	108,000
Current portion of long-term debt (Note 7)	78,519	68,654

	2,599,539	1,947,356
Future income tax liability (Note 8)	501,000	502,000
Long term debt (Note 7)	41,512	105,989

	3,142,051	2,555,345

Shareholders’ equity
Share capital (Note 9(b))	12,498,696	10,220,297
Contributed surplus (Note 9(f))	861,768	25,000
Cumulative foreign exchange translation adjustment	503,329	254,708
Deficit	(4,359,516)	(1,878,166)

	9,504,277	8,621,839

	$12,646,328	$11,177,184

On behalf of the Board:

signed “Jason DeZwirek”

signed “Phillip DeZwirek”

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Years Ended May 31
	2005	2004
Sales	$12,547,551	$11,278,187

Cost of sales	9,142,153	8,669,207

Gross profit	3,405,398	2,608,980

Expenses
Business development	43,131	71,088
Selling expenses	1,124,522	843,308
Stock-based compensation expense	920,500	10,000
General and administrative	1,972,134	2,106,206

	4,060,287	3,030,602

Operating Income (Loss)	(654,889)	(421,622)

Other (Income) Expenses
Other expense (income) (includes loss on foreign currency exchange of $46,304; 2004 - $5,323)	25,616	(117,956)
Interest expense	28,049	85,063

	53,665	(32,893)

Loss before income taxes	(708,554)	(388,729)

Income taxes (Note 8)	(104,160)	(46,335)

Net loss for the year	(604,394)	(342,394)

Deficit, beginning of year, (Note 11)	(1,878,166)	(1,535,772)

Fair value of stock options granted and warrants modified – Cumulative adjustment at June 1, 2004 (Note 9(e))	(1,876,956)	—

Deficit, end of year	$(4,359,516)	$(1,878,166)

Loss per share–basic and diluted (Note 13)	$(0.24)	$(0.15)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Years Ended May 31
	2005	2004
Cash provided by (used in)

Operating activities
Net loss for the year	$(604,394)	$(342,394)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	764,933	803,807
Future income taxes	(138,613)	(39,000)
Stock-based compensation expense	920,500	10,000
Gain on settlement of debt	—	(39,000)
Loss on sale of marketable securities	391	(45,795)
Write-down of marketable securities	50,976	—
Loss on sale of land and building	—	8,688
Net change in non-cash working capital balances (Note 10)	120,151	294,600

	1,113,944	650,906

Investing activities
Business and asset acquisitions, net of cash acquired	—	(50,000)
Purchase of capital assets	(333,960)	(222,967)
Proceeds on sale of land and building	—	104,439
Proceeds on sale of marketable securities	79,240	474,819
Purchase of marketable securities	(458,318)	—

	(713,038)	306,291

Financing activities
Issue of share capital	1,056,000	705,000
Repurchase of common shares	(723,289)	—
Bank indebtedness advances	199,758	128,616
Long-term debt repayments	(54,612)	(2,718,044)

	477,857	(1,884,428)

Foreign exchange gain on cash held in foreign currency	309	90

Net increase (decrease) in cash	879,072	(927,141)

Cash and cash equivalents, beginning of year	634,058	1,561,199

Cash and cash equivalents, end of year	$1,513,130	$634,058

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005 and 2004

Nature of Business	API Electronics Group Corp. (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company.

On May 23, 2002 the Company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company.

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Cash and Cash Equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005 and 2004

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following periods:

	Buildings	20 years
	Computer equipment	3 years
	Computer software	3 years
	Furniture and fixtures	5 years
	Machinery and equipment	Ranging from 5 to 10 years
	Vehicles	3 years
	Website development	3 years

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of May 31, 2005.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005 and 2004

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Stock-Based Compensation Plans	Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees and non-employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. The Company has a stock-based compensation plan, which is described in Note 9(d).

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005 and 2004

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable, accounts payable and bank indebtedness are balances denominated in Cdn dollars in the amounts of $97,086 (2004 - $428,055), $302,921 (2004 - $2,921), $800,316 (2004 - $809,235), $825,646 (2004 - $973,229) and $220,000 (2004 - $39,078) respectively.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

APIElectronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

1.	Asset Purchase Agreement

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	May 31 2005	May 31 2004
Shares in Canadian venture issuers	$11,678	$2,325	$2,144
Units in Canadian publicly traded income trust	235,905	238,759	—
Shares in U.S. publicly-traded issuer	88,771	88,771	—

	$336,354	$329,855	$2,144

3.	Inventories

	May 31 2005	May 31 2004
Raw Materials	$931,984	$779,685
Work in Process	1,224,922	1,334,236
Finished Goods	1,101,950	1,149,062

	$3,258,856	$3,262,983

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

May 31, 2005 and 2004

4.	Capital Assets

	May 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$434,411	$—	$434,411
Buildings	2,431,999	496,884	1,935,115
Computer equipment	155,397	137,311	18,086
Computer software	167,819	137,209	30,610
Furniture and fixtures	97,200	69,426	27,774
Machinery and equipment	2,124,131	1,507,303	616,828
Vehicles	47,003	29,432	17,571
Web site development costs	30,826	30,826	—

	$5,488,786	$2,408,391	$3,080,395

	May 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$410,905	$—	$410,905
Buildings	2,223,445	356,124	1,867,321
Computer equipment	100,905	76,191	24,714
Computer software	133,493	77,049	56,444
Furniture and fixtures	76,655	41,235	35,420
Machinery and equipment	1,873,128	1,282,049	591,079
Vehicles	24,342	15,237	9,105
Web site development costs	30,826	25,689	5,137

	$4,873,699	$1,873,574	$3,000,125

Included in machinery and equipment is $168,449 (May 31, 2004 - $168,449) of property held under capital leases. Included in depreciation and amortization expense is the amount of $18,930 (2004 - $21,179) related to property held under capital leases.

Depreciation and amortization expense related to capital assets amounted to $382,751 (2004 - $424,790). Of this amount $183,832 (2004 - $192,546) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

5.	Intangible Assets

	May 31 2005	May 31 2004
Non-compete agreements	$867,799	$858,712
Less: Accumulated amortization	(439,877)	(268,134)
Customer contracts	1,715,784	1,715,784
Less: Accumulated amortization	(573,480)	(363,041)

	$1,570,226	$1,943,321

6.	Bank Indebtedness

	May 31, 2005	May 31, 2004
The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.	$167,000	$100,000

The Company’s wholly owned subsidiary, Filtran Limited has a working capital line of credit in the amount of $796,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also allows Filtran to lease an asset at prime plus 1% up to $33,000. The lender has a general security agreement and a 1st Collateral Mortgage on Filtran’s assets and building.	175,090	28,675

	$342,090	$128,675

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

7.	Long-term Debt

	May 31 2005	May 31 2004
Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,133 at an interest rate of 8.75%	$33,005	$66,124

Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	87,026	108,519

	120,031	174,643
Less: Current portion	78,519	68,654

	$41,512	$105,989

As at May 31, 2005 the fair market value of the long-term debt was approximately $115,000. The fair value has been estimated by discounting future cash flows at a rate offered for debt of similar maturities and credit quality.

The debt is repayable over the next four fiscal years is as follows:

2006	$78,519
2007	36,900
2008	2,584
2009	2,028

The interest expense on long-term debt is as follows:

	Year ended May 31, 2005	Year ended May 31, 2004
Interest expense on long-term debt	$19,332	$76,999
Interest expense on capital lease obligations	8,717	8,064

	$28,049	$85,063

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

8.	Income Taxes

The significant components of future income taxes consist of the following:

	May 31 2005	May 31 2004
Future income tax assets
Loss carry forwards	$479,000	$564,000
Other	20,000	18,000
Unrealized foreign exchange loss	260,000	141,000
Marketable securities	106,000	89,000
Intangible assets	279,000	294,000
Capital assets	48,000	38,000

	1,192,000	1,144,000

Future income tax liabilities
Capital assets	(468,000)	(457,000)
Non-compete agreement	(33,000)	(45,000)
Inventory	(85,400)	(108,000)

	(586,400)	(610,000)

Valuation allowance	(820,500)	(851,000)

	$(214,900)	$(317,000)

Short term - asset	$76,000	$—
- liability	(85,400)	(108,000)
Long term - assets	295,500	293,000
- liability	(501,000)	(502,000)

	$(214,900)	$(317,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 34.2% (May 31, 2004 – 35.63%) for federal and provincial taxes is as follows:

	May 31 2005	May 31 2004
Loss before income taxes	$(708,554)	$(388,729)

Recovery of income tax at statutory rates	$(242,325)	$(138,504)
Change in taxes resulting from:
Stock based compensation	332,485	3,600
Foreign currency differences	(79,571)	6,744
Foreign tax differences	(38,470)	—
Permanent differences and other	(45,779)	88,825
Change in valuation allowance	(30,500)	(7,000)

Income taxes	$(104,160)	$(46,335)

Current tax	$34,453	$—
Future tax	(138,613)	(46,335)

	$(104,160)	$(46,335)

The Company and its subsidiaries have non-capital losses of approximately $1,354,000 to apply against future taxable income. These losses will expire as follows: $94,000 in 2009, $796,000 in 2010, $272,000 in 2011, and $192,000 in 2012.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

9.	Share Capital

a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

Number of Shares Consideration

Balance at May 31, 2003	2,259,131	$9,515,297

Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$10,220,297

Shares issued upon exercise of stock options	440,000	2,798,200
Shares repurchased	(139,735)	(519,801)

Balance at May 31, 2005	2,684,396	$12,498,696

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at May 31, 2005 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
164,958	1 for 1	7.50	August 30, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2003	719,916

Exercised - Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916

Expired – June 2004	(50,000)

Expired – February 2005	(379,958)

Warrants outstanding, May 31, 2005	164,958

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at May 31, 2005 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	400,000	$2.50	January 4, 2010

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2003	10,000	6.00

Issued – January, 2004	440,000	6.00
Issued – April, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	(6.00)
Reissued – July, 2004	440,000	3.50

Expired – August, 2004	(50,000)	(8.00)
Expired – December, 2004	(50,000)	(12.00)

Cancelled – January, 2005	(440,000)	(3.50)
Reissued – January, 2005	440,000	2.40
Exercised – January, 2005	(440,000)	(2.40)

Issued – January, 2005	400,000	2.50

Options outstanding and exercisable – May 31, 2005	410,000	$2.59

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

9.	Share Capital (continued)

(e)	Stock-based Compensation

(i) Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

(ii)The employee stock-based compensation expense recognized in the income statement for the year ended May 31, 2005 is summarized below:

	May 31, 2005	May 31, 2004
50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $8.00 expiring August 15, 2004	$15,000	$10,000
50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $12.00 expiring December 31, 2004	100	—
440,000 stock options previously granted to employees were modified from an exercise price of $6.00 to $3.50 and from an expiry date of January 9, 2009 to July 26, 2008 on July 26, 2004	130,000	—
440,000 stock options previously granted to employees were modified from an exercise price of $3.50 to $2.40 on January 3, 2005	85,400	—
400,000 stock options were granted to employees on January 4, 2005 at an exercise price of $2.50 expiring on January 4, 2010	690,000	—

	$920,500	$10,000

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	2005	2004
Risk free interest rate (%)	2	2 to 3.97
Expected volatility (%)	60 to 104	68
Expected life (in years)	3.583 to 5	0.37 to 4.667
Expected dividend yield (%)	0	0

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

9.	Share Capital (continued)

(e)	Stock-based Compensation

During 2005, the Company modified Nil (2004 – 299,916) warrants to directors as director compensation. The fair value has been estimated at the modification date using the Black-Scholes option pricing model. The compensation expense was calculated using the following assumption:

	2005	2004
Risk free interest rate (%)	N/A	2.48
Expected volatility (%)	N/A	68
Expected life (in years)	N/A	1.0
Expected dividend yield (%)	N/A	0

The following is the Company’s pro forma information with the fair value method applied to the granting of stock options and the modification of warrants during 2004:

May 31, 2004
Loss attributed to common shareholders – as reported	$(342,394)
Stock-based compensation expense	(1,526,800)
Compensation expense on modified warrants	(160,454)

Loss attributed to common shareholders – pro forma	$(2,029,648)
Loss per share – as reported	$(0.15)

Loss per share – pro forma	$(0.86)

Weighted average number of shares outstanding	2,339,027

(f) Contributed Surplus

Contributed Surplus consists of the following:

	May 31, 2005	May 31, 2004
Consultant stock options granted April 1, 2004 expiring August 15, 2004 and December 31, 2004	$25,100	$25,000
June 1, 2004 restatement – fair value of stock options granted and warrants modified (Note 9(e))	1,876,956	—
Employee stock options modified on July 26, 2004 and January 3, 2005	215,400	—
Employee stock options granted on January 4, 2005	690,000	—
Stock options exercised	(1,742,200)	—
Common share buyback	(203,488)	—

	$861,768	$25,000

(g) Common Share Buyback

On February 17, 2005, the Board of Directors authorized the Company to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the year ended May 31, 2005 the Company acquired 139,735 (2004—$Nil) common shares at a total cost of $723,289 (2004 - $Nil).

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	Year Ended May 31,
	2005	2004
Accounts receivable	$(349,342)	$592,197
Inventories	75,866	(319,082)
Unbilled revenue	—	324,078
Prepaid expenses	(11,908)	(16,428)
Accounts payable	(108,887)	250,518
Deferred revenue	514,422	(536,683)

	$120,151	$294,600

(b)	Supplemental Cash Flow Information

	Year Ended May 31,
	2005	2004
Cash paid for interest	$28,049	$85,063

(c)	Non-cash transaction

	Year Ended May 31,
	2005	2004
Options granted to employees	$905,400	$—
Options granted to consultants	15,100	25,000

	$920,500	$25,000

11.	Change in Accounting Policy

During fiscal 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization in 2004 of $135,881. The change was accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change was to increase amortization in the 2003 year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

12.	Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $57,154 (2004 - $53,623) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $183,364 (2004 - $178,228) paid to a corporation in which two of the directors are also directors of the Company.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

12.	Related Party Transactions (continued)

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $12,106 (2004—$11,437)

(c) Included in marketable securities are 39,630 common shares (2004 – Nil) acquired for $139,747 of CECO Environmental Corp. at a carrying value of $88,771 (2004—$Nil) acquired on the open market. CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.	Per Share Data

The weighted average number of shares issued and outstanding for the period ended May 31, 2005 was 2,535,221 (2004 – 2,339,027).

The effect of the exercise of outstanding options and warrants would be anti-dilutive.

14.	Economic Dependence

The U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue. Management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

15.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2005.

2006	$31,284
2007	14,030
2008	5,634

Included in selling expenses are rental charges on these leases of $27,600 (2004 - $35,434).

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended May 31, 2005, the Company incurred $22,859 (2004 - $8,652) as its obligation under the terms of the plan, charged to general and administrative expense.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

16.	Segmented Information

(a)	The Company’s operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value

Year Ended May 31, 2005	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$4,722,205	$7,825,346	$—	$—	$12,547,551
Inter-Segment Sales	—	649,821	—	(649,821)	—

Total	4,722,205	8,475,167	—	(649,821)	12,547,551

Gross Income	398,759	1,206,551	—	—	1,605,310
Corporate Head Office Expenses	—	—	574,766	—	574,766
Stock-based Compensation	—	—	920,500	—	920,500
Amortization	108,392	485,448	171,093	—	764,933
Interest on Long term Debt	11,256	16,793	—	—	28,049
Other Expense (Income)	68,712	—	(43,096)	—	25,616
Income Tax Expense (Recovery)	(1,837)	26,774	(129,097)	—	(104,160)

Net income (loss)	212,236	677,536	(1,494,166)	—	(604,394)

Segment Assets	2,254,285	6,572,759	3,819,284	—	12,646,328

Goodwill included in assets	997,611	—	—	—	997,611
Capital Expenditures	41,871	270,875	21,214	—	333,960

Year Ended May 31, 2004	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$5,013,986	$6,264,201	$—	$—	$11,278,187
Inter-Segment Sales	22,639	776,243	—	(798,882)	—

Total	5,036,625	7,040,444	—	(798,882)	11,278,187

Gross Income	400,625	564,925	—	—	965,550
Corporate Head Office Expenses	—	—	573,365	—	573,365
Stock-based Compensation	—	—	10,000	—	10,000
Amortization	111,610	520,781	171,416	—	803,807
Interest on Long term Debt	2,188	44,468	38,407	—	85,063
Other Expense (Income)	29,774	(45,232)	(102,498)	—	(117,956)
Income Tax Expense (Recovery)	(18,190)	18,569	(46,714)	—	(46,335)

Net income (loss)	275,243	26,339	(643,976)	—	(342,394)

Segment Assets	2,052,518	6,480,097	2,644,569	—	11,177,184

Goodwill included in assets	918,529	1,000	—	—	919,529
Capital Expenditures	55,517	159,250	8,200	—	222,967

Geographical Information	May 31, 2005		May 31, 2004
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$9,629,218	$6,572,759	$8,933,612	$6,480,097
Canada	836,335	6,073,569	944,039	4,697,087
United Kingdom	1,659,463	—	1,057,691	—
South America	159,936	—	201,465	—
All Other	262,599	—	141,380	—

	$12,547,551	$12,646,328	$11,278,187	$11,177,184

(b)	Major Customer

	2005	2004
Revenue
U.S. Department of Defence	12%	17%
U.S. Department of Defence subcontractors	39%	40%

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005 and 2004

17.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

18.	Subsequent events

On June 3, 2005, the Board of Directors has approved an additional buyback program through which the Company plans to repurchase up to 5% of the issued and outstanding common shares in open market transactions.

API ELECTRONICS REPORTS RECORD REVENUES FOR FISCAL 2005

NEW YORK, September 14, 2005 - API Electronics Group Corp. (OTCBB: AEGCF) today announced record revenues of $12,547,551 for its fiscal year ended May 31, 2005, representing an increase of 11.3% over the year-ago period. A strong order flow has contributed to a record current backlog of $10,353,000. All figures are in U.S. dollars.

For the fiscal year ended May 31, 2005, API incurred a net loss of $604,394, or $0.24 per share, compared to a loss of $342,394, or $0.15 per share, a year earlier. The results for the 2005 fiscal year include a stock-based compensation charge of $920,500. Without this charge, the company’s earnings were $316,106, or $0.12 per share. The charge for stock-based compensation is an accounting charge and not a cash expense, and is mandated by new accounting rules which recently came into effect. API is reporting the charge as a one-time charge rather than amortizing it over several years. For the fourth quarter, API reported revenue of $3,506,945, compared with $3,095,820 for the year ago period, representing an increase of approximately 13.2%. The net loss for the quarter decreased to $97,414, or $0.04 per share, from a net loss of $235,622, or $0.10 per share, a year earlier.

API ended the 2005 fiscal year with working capital of more than $4.1 million, compared with $3.0 million reported at the end of fiscal 2004.

“We are encouraged by the continued strength in sales,” said Phillip DeZwirek, Chairman and CEO of API Electronics Group. “We believe that business should expand as a result of the $447 billion military budget approved by the U.S. Congress. API has entered fiscal 2006 with an excellent global presence and is solidly positioned for future growth.”

ABOUT API ELECTRONICS:

API Electronics Group Corp., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. API’s TM Systems subsidiary has been in business for over 30 years and provides critical systems to various U.S. government departments, including the United States Navy, as well as numerous domestic and foreign commercial corporations. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York State, Connecticut and Ontario, Canada totaling 51,000 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran and API Electronics are ISO 9001 registered companies. API Electronics trades on the OTC Bulletin Board under the symbol AEGCF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

API Electronics Group

Tel: 1-877-274-0274

api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API’s Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

API ELECTRONICS GROUP CORP.

(“Corporation”)

505 University Avenue, Suite 1400

Toronto, Ontario

M5G 1X3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of shareholders of the Corporation will be held at the offices of WeirFoulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, September 22, 2005 at the hour of 11:00 o’clock in the forenoon (Toronto time), for the following purposes:

receive the audited consolidated financial statements of the Corporation for the years-ended May 31, 2005 and 2004, together with the auditors’ report thereon;

elect directors of the Corporation;

reappoint the auditors of the Corporation and to fix their remuneration; and

transact such other business as properly may be brought before the Meeting.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the “Circular”) of the Corporation accompanying and forming part of this Notice.

This Notice, accompanying Circular, proxy and the audited consolidated financial statements for the years-ended May 31, 2005 and 2004 have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

DATED as of August 22, 2005.

BY ORDER OF THE BOARD

“Phillip DeZwirek”
PHILLIP DEZWIREK
Director

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on September 21, 2005 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

API ELECTRONICS GROUP CORP.

(“Corporation”)

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of the Corporation for use at an annual meeting (“Meeting”) of shareholders (“Shareholder”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice (“Notice”) of the Meeting. It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by management of the Corporation. The cost of such solicitation will be borne by the Corporation.

Unless otherwise specified, information contained in this Circular is given as of Monday, August 22, 2005 (“Record Date”) and, unless otherwise specified, all amounts shown represent United States dollars.

Appointment, Revocation and Deposit of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON SEPTEMBER 21, 2005.

A Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions given in the proxy.

A Shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m., September 21, 2005, being the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the

Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation’s business office is located at Suite 1400, 505 University Avenue, Toronto, Ontario M5G 1X3.

Manner of Voting and Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting common shares (“Common Shares”) in the capital of the Corporation in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principle Holders Thereof

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares. As of the date of this Circular, an aggregate of 2,572,453 Common Shares and no special shares of the Corporation are issued and outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation.

All Shareholders of record at the close of business on the Record Date will be entitled either to attend and vote at the Meeting in person Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the Common Shares held by them. However, if a holder of Common Shares has transferred any Common Shares after the Record Date and the transferee of such Common Shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such Common Shares.

As of the date of this Circular, the only person or company who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Can-Med Technology Inc.(1)	261,178	10.2%

Note:

(1)	Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, both directors of the Corporation.

PARTICULARS OF MATTER TO BE ACTED UPON

Election Of Directors

The number of directors on the board of directors of the Corporation must consist of not more than ten directors and not less than three directors to be elected annually. The board of directors of the Corporation is currently comprised of three directors and the number of directors to be elected at the Meeting is three. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of Shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his or her current position and office with the Corporation, his or her present principal occupation or employment, the date on which he or she was first elected or appointed a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which he or she exercises control or direction as at the date of this Circular:

Name, Municipality of Residence and Position(s) held with the Corporation(1)	Principal Occupations During the Past Five Years	Director Since	Number of Corporation Shares Controlled(1)
Thomas W. Mills Long Island, N.Y. USA President and Director	President and Chief Operating Officer of API Electronics Inc. since 1981.	August, 2001	32,825

Phillip DeZwirek Toronto, Ontario Canada Chairman, Treasurer and Director	Chairman and Chief Executive Officer of API Electronics Inc. since 1978; Chairman, Chief Executive Officer and Director of CECO Environmental Corp. since August 1979; Director of Kirk & Blum and kbd/Technic since 1999; President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. since 1990. Member of the Corporation’s Audit Committee.	August, 2001	380,585	(2)

Jason DeZwirek Toronto, Ontario Canada Secretary and Director	Vice President and Director of CECO Environmental Corp. since February, 1994 and Secretary of CECO Environmental Corp. since February 20, 1998. Since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Member of the Corporation’s Audit Committee.	August, 2001	348,089	(3)

Notes:

(1)	The information as to country of residence, principal occupation and number of Common Shares beneficially owned by the nominees (directly or indirectly or over which control or discretion is exercised) is not within the knowledge of management of the Corporation and has been furnished by the respective nominee.

(2)	Phillip DeZwirek’s holdings reflect 130,589 Common Shares owned by Can-Med Technology Inc. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek. Additionally, Phillip DeZwirek controls Technapower Industries Corporation, which itself holds 16,496 Common Shares.
(3)	Jason DeZwirek’s holdings reflect 130,589 Common Shares owned by Can-Med Technology Inc. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Jason DeZwirek.

Appointment Of Auditors

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on June 5, 1997. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation’s auditors to hold office until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors’ remuneration. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

Statement Of Executive Compensation

Ontario securities law requires that a “Statement of Executive Compensation” in accordance with the Securities Act (Ontario) (the “Securities Act”) be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation’s Chief Executive Officer and Chief Financial Officer as well as each of the other three most highly compensated executive officers of the Corporation earning more than CDN$150,000 in total salary and bonus for the three most recent fiscal years. The following addresses the applicable items identified.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most-recently completed fiscal years:

	Fiscal Year ending	Annual Compensation						Long Term Compensation
Name and Position of Principal		Salary		Bonus	Other Annual Compensation			Securities Under Options/Granted #	All Other Compensation
Jason DeZwirek (1) Secretary, Director	2005 2004 2003		Nil Nil Nil	Nil Nil Nil	$ $ $	57,154 53,623 47,196	(2) (2) (2)	200,000 Nil Nil	$ $	4,987 1,620 Nil	(2) (2)

Phillip DeZwirek (3) Chairman, Treasurer, Director	2005 2004 2003		Nil Nil Nil	Nil Nil Nil	$ $	183,364 178,228 Nil	(4) (4)	200,000 Nil Ni1		Nil Nil Nil

Thomas W. Mills(5) President, Director	2005 2004 2003	$ $ $	111,800 111,800 111,800	Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	$ $ $	14,340 16,116 6,588	(6) (6) (6)

Jerome Rabinowitz(7) Vice President – Sales	2005 2004 2003	$ $ $	130,000 130,000 130,000	Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	$ $	7,200 9,600 Nil	(8) (8)

Claudio Mannarino(9) Chief Financial Officer	2005 2004 2003	$ $ $	65,802 55,333 55,333	Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	$ $ $	2,388 2,201 2,201	(10) (10) (10)

Notes:

(1)	Jason DeZwirek was elected a Director and appointed Secretary on August 31, 2001.

(2)	Jason DeZwirek was paid $57,154 in consulting fees by the Corporation in fiscal 2005; $53,623 in fiscal 2004; and $47,196 in fiscal 2003. Kaboose Inc., a corporation of which Jason DeZwirek is an officer and director, was paid consulting fees of $4,987 in fiscal 2005; and $1,620 in fiscal 2004.
(3)	Phillip DeZwirek was elected a Director and appointed Treasurer and Chairman on August 31, 2001.
(4)	Green Diamond Oil Corp., a corporation of which Phillip DeZwirek is an officer and director, was paid $183,364 in fiscal 2005; and $178,228 in fiscal 2004, to cover all overhead costs and expenses of the Corporation’s head office in Toronto, Ontario, Canada, including, but not limited to, rent, utilities, telephone as well as secretarial and administrative support. All costs and expenses were invoiced by Green Diamond Oil Corp. and are accounted for in the Corporation’s annual audited financial statements for the years-ended May 31, 2005, 2004 and 2003.
(5)	Thomas Mills was elected a Director and appointed President on August 31, 2001.
(6)	Thomas Mills received the use of a company car, resulting in expenses of $14,340 to the Corporation in fiscal 2005; $16,116 in fiscal 2004; and $6,588 in fiscal 2003.
(7)	Jerome Rabinowitz was appointed Vice President – Sales on August 31, 2001.
(8)	Jerome Rabinowitz received the use of a company car, resulting in expenses of $7,200 to the Corporation in fiscal 2005; and $9,600 in fiscal 2004.
(9)	Claudio Mannarino was appointed Chief Financial Officer on May 31, 2002.
(10)	Claudio Mannarino received the use of a company car, resulting in expenses of $2,388 to the Corporation in fiscal 2005; $2,201 in fiscal 2004; and $2,201 in fiscal 2003.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan (the definition of “long-term incentive plan” contained in the Securities Act expressly excludes a stock option plan as referred to below) during the financial year-ended May 31, 2005.

Stock Options/SAR Grants

On August 1, 2003, the board of directors of the Corporation authorized a new stock option plan (“Plan”) for directors, officers, employees and consultants of the Corporation which currently reserves an aggregate of 476,973 Common Shares for issuance on the exercise of such options. The Plan supplants and replaces the then existing Corporation’s 1995 stock option plan. The terms of the Plan restricts options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares as of the date of the Plan. The maximum term of any option granted is five years. In 2005, the following options were granted under the Plan to eligible participants under the Plan:

Name	Securities Under Options Granted	Percentage of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of the Grant	Expiration
Jason DeZwirek	200,000	50%	$2.50	$2.50	Jan-04-10

Phillip DeZwirek	200,000	50%	$2.50	$2.50	Jan-04-10

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table discloses the number and value of exercised and unexercised options held by Jason DeZwirek, Phillip DeZwirek and Thomas Mills during the last completed financial year:

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at May 31, 2005		Value of Unexercised in-the-Money Options/SARs at May 31, 2005 Exercisable/ Unexercisable(1)
Thomas Mills	Nil	N/A	10,000	(2)	$1,250/Nil

Jason DeZwirek	Nil	N/A	200,000	(3)	$450,000/Nil

Phillip DeZwirek	Nil	N/A	200,000	(4)	$450,000/Nil

Notes:

(1)	The closing price of the Common Shares on May 31, 2005, being the last trading day prior to year-end, was $4.75.
(2)	Of the 10,000 options held by Mr. Mills, 5,000 are exercisable at $4.50 and 5,000 are exercisable at $7.50, all expiring August 31, 2006 and convertible on a one-for-one basis upon exercise.
(3)	All 200,000 options held by Jason DeZwirek are exercisable at $2.50, expiring January 4, 2010 and convertible on a one-for-one basis.
(4)	All 200,000 options held by Phillip DeZwirek are exercisable at $2.50, expiring January 4, 2010 and convertible on a one-for-one basis.

Employment Contracts

There are no employment contracts between or among the Corporation, any of its subsidiaries or any officers and directors thereof.

Compensation of Directors

No directors of the Corporation were compensated by the Corporation or any of its subsidiaries during the financial year-ended May 31, 2005 for their services in their capacity as directors.

Administrative Costs

Administrative costs for the fiscal year-ended May 31, 2005 are disclosed in the audited consolidated annual financial statements for the years-ended May 31, 2005 and 2004.

Indebtedness Of Directors And Officers

No director or officer of the Corporation or associate of any director or officer of the Corporation is, or at any time since the beginning of the Corporation’s financial year-ended May 31, 2005, has been, indebted to the Corporation or any of its subsidiaries.

Financial Statements

A copy of the audited consolidated annual financial statements for the years-ended May 31, 2005 and 2004, together with the auditors’ report thereon, accompany this Circular. The directors will place before the Meeting the said financial statements and auditors’ report.

Interest of Insiders in Material Transactions

No “insider”(1) of the Corporation, as defined in the Securities Act, or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Corporation’s financial year-ended May 31, 2005 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries except as disclosed elsewhere in this Circular.

Note:

(1)	The definition of “insider” contained in the Securities Act includes every director or senior officer of a corporation, every director or senior officer of a corporation that is itself an insider or subsidiary of a corporation and any person or corporation/company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of a corporation.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular to the Shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED at Toronto, Ontario as of August 22, 2005.

BY ORDER OF THE BOARD OF:
API ELECTRONICS GROUP CORP.

“Phillip DeZwirek”
PHILLIP DEZWIREK
Director

API ELECTRONICS GROUP CORP.

(“Corporation”)

505 University Avenue, Suite 1400

Toronto, Ontario

M5G 1X3

proxy

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for an annual meeting of shareholders to be held Thursday, September 22, 2005. The undersigned Shareholder of the Corporation hereby appoints Phillip DeZwirek, the Chairman and a director of the Corporation, or failing him, Jason DeZwirek, a director of the Corporation, or instead of either of them,                      as proxy, with power of substitution, to attend and vote for the undersigned at the annual meeting of shareholders of the Corporation to be held at the offices of the Corporation’s solicitors, WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario, Canada M5X 1J5 at the hour of 11:00 a.m. (Toronto time), and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

FOR () or WITHHOLD () election of the directors as nominated by management;

FOR () or WITHHOLD () Reappointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration; and

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN 4:00 P.M. (TORONTO TIME) ON THE WEDNESDAY, SEPTEMBER 21, 2005.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this                     day of             , 2005.

Name of Shareholder (Please Print)

Signature of Shareholder

Form 52-109F1

Certification of Annual Filings

I, Phillip DeZwirek, Chief Executive Officer of API Electronics Group Corp. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the period ending May 31, 2005 and 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings; and

4. The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)	evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: August 29, 2005

“Phillip DeZwirek”
Phillip DeZwirek
Chief Executive Officer

Form 52-109F2

Certification of Annual Filings

I, Claudio Mannarino, Chief Financial Officer of API Electronics Group Corp. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the period ending May 31, 2005 and 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings; and

4. The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)	evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: August 29, 2005

“Claudio Mannarino”
Claudio Mannarino
Chief Executive Officer